VIA EDGAR

Jan Woo
Courtney Haseley
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:         The Graystone Company, Inc..
Registration Statement on Form S-1
Filed January 27, 2011
File No. 333-171893
Amendment Filed February 22, 2011
Registration Statement on Form 10-12G
Filed January 24, 2011
File No. 000-54254
Amendment Filed February 23, 2011

On behalf of The Graystone Company, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated March 8, 2011.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Cover Page

1.             We note that the legend at the top of your cover page references selling stockholders.  Yet, no selling stockholder shares are being registered in connection with this offering.  Please revise or advise.

We have removed the language referring to selling stockholders as it was typographical error.

Prospectus Summary, page 1

2.             We note that you continue to state in the prospectus summary on page 2 that if all of the shares being offered are purchased, the gross proceeds will be $500,000.  Please refer to prior comment 2 and revise.

We have removed the language referring to the $500,000 as it was typographical error.

Risk Factors

General

3.             We note your response to prior comment 8 and your revised risk factor headings.  However, your risk factor headings still do not appear to clearly convey a separate, specific risk to investors regarding your company, industry or the offering.  Many of the subheadings continue to merely state a fact about your business without fully describing the risk that results from the identified condition or uncertainty.  For example, you state on page 6 that the registration statement contains forward-looking statements, but the subheading does not clearly convey a risk to investors.  As a further example, you state on page 7 that your by-laws provide for indemnification of your officers and directors, but the specific risk to your investors is unclear.  Please revise.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
March 10, 2011
Page | 2

We have revised the risk factors to more clearly convey the risk involved with the indentified condition or uncertainty.

“Officers and Directors of the Company are Subject to Potential Conflicts of Interest…,” page 4

4.             We note your response to prior comment 9 that the agreement and understanding by Messrs. Howarth and Mezey to only act upon business opportunities that the company passes on is binding and enforceable.  It is unclear how you determined that this agreement and understanding is binding and enforceable.  Please advise.  As part of your response, tell us whether the agreement has been reduced to writing.

We have revised to indicate that it is in writing as it is part of the executed Code of Ethics signed by each of them and that it is enforceable and binding due to the fact that it is part of the Code of Ethics executed by Messrs. Howarth and Mezey. However, the Company has not adopted any formal written policies or procedures regarding the review, approval or ratification of related party transactions that have been presented to the Board of Directors.

Item 11.  Information with Respect to the Registrant.

Government Regulation, page 21

5.             Your response to prior comment 17 does not appear to have adequately addressed our comment regarding the impact of governmental regulations on the company’s business.  To the extent material, tell us whether each of the divisions is subject to governmental regulations. Specifically, provide a meaningful description of the governmental regulations that apply to the company’s natural resources division and the extent to which the company will be subject to regulation, inspection and oversight by regulatory agencies. Further, to the extent material, explain any governmental approvals you need to initiate the activities in your natural resources division and any steps that you have taken to obtain those approvals. In this regard, we note that your disclosure on page 11 references permits and licenses required to be obtained, as well as environmental impact studies required on each property before mining can begin.  We also note your disclosure on page 10 that your operations will be subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air quality standards, pollution and other environmental protection controls.

We have revised to explain the regulatory requirements in Peru since Peru will most likely be the initial location for our mining operations.  We also add language regarding the United States to provide an understanding of the requirements of the Company if we should have mining operations in the United States.

Dependency on a few customers, page 21

6.             Please advise what consideration you gave to disclosing the identities of your two major customers that accounted for 74% of your total revenue, as well as the material terms of your relationship with these customers, including the type of services you have historically provided and the economic terms of providing those services.  Refer to Item 101(h)(4)(vi) of Regulation S-K. Also tell us what consideration you have given to filing any agreements with these customers pursuant to Item 601(b)(10)(ii)(B) of Regulation  S-K. It appears that you may be substantially dependent upon any agreements with these customers.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
March 10, 2011
Page | 3

We disclosed that two major customers accounted for 74% of our total revenue to inform shareholders of that fact.  We decided not to identify them by name due to concerns that competitors would learn the identity of these clients.  We have revised to state that we sell leads to these clients in the drug rehabilitation industry pursuant to verbal agreements.  We do not have written agreements with any of our clients in the Marketing Division.  Additionally, the terms of the agreements with these 2 clients are not materially different than the other verbal agreements we have with our other clients.  Since we do not have written agreements, we decided that it would not be possible to file these agreements.

Business of the Registrant, page 21

7.             In the first paragraph of this section and in the prospectus summary, you note that the company began to operate its real estate and natural resources division in January 2010.  Yet elsewhere you indicate that such operations did not begin until January 2011.  Please carefully review and revise your entire prospectus to ensure consistency in this regard.

We have revised January 2010 to January 2011 to correct the typographically error.

8.             You state that you expect to enter into an agreement for natural resource properties in March 2011 and have entered into negotiations to acquire processing machinery.  Please update the prospectus to reflect recent developments in this division.

We have revised to update the prospectus to reflect the recent developments in our Natural Resource Division.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

General

9.             We note your response to prior comment 19 and the revised discussion of your business activities beginning on page 22. Please enhance your disclosure by including a quantitative discussion of your capital needs to pursue the plans you discuss for each of the divisions in the next twelve months, such as hiring employees or consultants or acquiring real property.  Quantitative information regarding your financial requirements is necessary to enable investors to assess the company’s financial condition and the likelihood it will be able to pursue each of its business plans.  Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

We have revised to include a quantitative discussion related to the minimum capital needs to pursue the plans we discussed for each of the divisions in the next twelve months.

Liquidity and Capital Resources, page 29

10.           We note your revised disclosure in response to prior comment 20 that the company would “need a minimum of $100,000 to fully execute on its proposed planned operations.”  Please disclose the expenses that you have accounted for in calculating $100,000 and explain whether it includes the anticipated minimum amount that you will need to meet your reporting obligations as a public company.  It is unclear whether this amount accounts for the acquisition of extraction machinery for the natural resources division or any acquisitions for the real estate division.

Jan Woo
Courtney Haseley
Securities and Exchange Commission
The Graystone Company, Inc.
March 10, 2011
Page | 4

We have revised to include the breakdown for how we calculated the $100,000 and included the expected expenses related to the minimum $100,000 capital needs.

Identification of Directors and Executive Officers, page 30

11.           We note that your response to prior comment 21 does not provide a complete description of the business experience of the executive officers as required by Item 401 of Regulation S-K. Please disclose the business activities of the executive officers for the past five years, including the name and principal business of any corporation or organization, and whether the corporation or organization is a parent, subsidiary or other affiliate of the company.  Further, as previously requested, specify the minimum amount of time that each executive officer currently devotes to the business of the company per week.

We have revised to further disclose the business activities of the executive officers.  We have also indicated that whether any of the corporations or organizations is a parent, subsidiary or other affiliate of the company.  We have also indicated the minimum amount of time that each executive officer currently devotes to the business of the company per week.

Amendment No. 1 to Registration Statement on Form 10 Filed February 23, 2011

General

12.           To the extent applicable, comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10.  Please carefully review and revise your Form 10 accordingly.

The Company acknowledges to the extent applicable comments made with respect to your registration statement on Form S-1 are intended to also apply to your Form 10 and has made such revisions.

13.           It appears that you are registering both the Class A Common Stock and Class B Common Stock under Section 12(g) of the Exchange Act.  We note your disclosure in the Form S-1 that you intend to have a market maker sponsor the Class A Common Stock for quotation on the OTCBB. Please tell us, with a view toward disclosure, whether you intend to also have a market maker sponsor the Class B Common Stock for quotation or trading on an exchange.

We have added language to indicate that we do not intend to seek to have a market maker sponsor our Class B Common Stock for quotation on the OCTBB.

Sincerely,

The Graystone Company, Inc.

By: /s/ J.W. Mézey
Name: J.W. Mézey
Title: President/Secretary